Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement No. 333-182197

American Express Credit Corporation
$300,000,000

Floating Rate Senior Notes Due September 22, 2017

Terms and Conditions

Issuer:	American Express Credit Corporation
Security Type:	Medium Term Notes, Series E
Ranking:	Senior, Unsecured
Expected Ratings(1):	Moody’s:	A2 (Stable Outlook)
	Standard & Poor’s:	A- (Stable Outlook)
	Fitch:	A+ (Stable Outlook)
Trade Date:	September 18, 2014
Settlement Date:	September 23, 2014 (T+3 days)
Maturity Date:	September 22, 2017
Aggregate Principal Amount:	$300,000,000
Day Count:	Actual / 360
Base Rate:	Three-Month LIBOR (Reuters)
Index Maturity:	90 days
Spread:	+30 bps
Public Offering Price:	100%
Underwriters’ Commission:	0.250%
Net Proceeds:	$299,250,000 (before expenses)
Interest Payment Dates and Interest Reset Dates:

Interest on the notes is payable on March 22, June 22, September 22, and December 22 of each year, beginning December 22, 2014; subject to adjustment in accordance with the modified following business day convention.

Interest Periods:

Quarterly. The initial period will be the period from, and including the Settlement Date to, but excluding December 22, 2014, the Initial Payment Date. The subsequent interest periods will be the periods from, and including the applicable Interest Payment Date to, but excluding, the next Interest Payment Date or the Maturity Date, as applicable

Interest Determination Dates:	Second London banking day prior to applicable Interest Reset Date
Early Redemption:	The notes may not be redeemed prior to maturity
Listing:	The notes will not be listed on any exchange
Minimum Denominations / Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	0258M0DS5
ISIN:	US0258M0DS58
Joint Book-Running Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc.
Co-Managers:	Lloyds Securities Inc. Mitsubishi UFJ Securities (USA), Inc. SMBC Nikko Securities America, Inc.
Junior Co-Managers:	Mischler Financial Group, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at (888) 603-5847, Credit Suisse Securities (USA) LLC at (800) 221-1037, or Deutsche Bank Securities Inc. at (800) 503-4611.

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.